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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No.          )*
                                          ---------


                                Manor Care, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                  564-054-10-4
                         ------------------------------
                                 (CUSIP Number)


Date of Event Which Requires Filing of this Statement: 12/31/95

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 564-054-10-4                     13G                       Page 2 of 4


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Stewart Bainum
        SS #:  ###-##-####

2    Check the Appropriate Box if a Member of a Group
     (a)  /  /     (b)  /  /


3    SEC Use Only


4    Citizenship or Place of Organization

        Natural citizen of U.S.A.


Number of Shares Beneficially
  Owned by Each Reporting Person with:

     5    Sole Voting Power            4,044,928

     6    Shared Voting Power          4,398,235

     7    Sole Dispositive Power       4,044,928

     8    Shared Dispositive Power     4,398,235


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     8,443,163

10   Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares

     X  (See Item 4)


11   Percent of Class Represented by Amount in Row 9

     13.5%


12   Type of Reporting Person

     IN
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Item 1(a) Name of Issuer:
     Manor Care, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
     10750 Columbia Pike
     Silver Spring, Maryland  20901

Item 2(a) Name of Person Filing:
     Stewart Bainum

Item 2(b) Address of Principal Business Office:
     10750 Columbia Pike
     Silver Spring, Maryland  20901

Item 2(c) Citizenship:
     Citizen of the United States of America

Item 2(d) Title of Class of Securities:
     Common Stock

Item 2(e) CUSIP Number:
     564-054-10-4

Item 3:
     Not applicable

Item 4 Ownership:
     a.  As of December 31, 1995, ownership is as follows:

         8,443,163 shares, including 4,044,928 shares held by The Stewart Bainum Trust Dated May 23, 1995, the sole trustee of which is Mr. Bainum; 798,711 shares held by The Jane L. Bainum Trust Dated May 23, 1995, the sole trustee of which is his wife; 3,534,869 shares held by Realty Investment Co., Inc.; 33,000 shares held by Realty Southern Ventures, Inc.; and 31,655 shares held by Commonweal Foundation, Inc., a non-profit corporation of which Mr. Bainum is a director but has no beneficial interest. The figure does not include 5,417,761 shares owned by Bainum Associates Limited Partnership, a limited partnership in which Mr. Bainum is a limited partner with a pro-rata interest of 5,019,559 shares; 1,679,628 shares owned by Mid Pines Associates Limited Partnership, a limited partnership in which Mr. Bainum and his wife are limited partners with pro-rata interests of 941 shares and 2,850 shares, respectively; and 4,415,250 shares owned by MC Investments Limited Partnership, a limited partnership in which Mr. Bainum is a limited partner with a pro-rata interest of 4,200,000 shares. The figure also does not include shares held by his adult children.


     b.  Percent of class:

         13.5%


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     c.  Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote                   4,044,928
         (ii)  Shared power to vote or direct the
                 vote                                                  4,398,235
         (iii) Sole power to dispose or to direct
                 the disposition of                                    4,044,928
         (iv)  Shared power to dispose or to direct
                 the disposition of                                    4,398,235


Item 5 Ownership of Five Percent or Less of a Class:
     Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     Not applicable

Item 8 Identification and Classification of Members of the Group:
     Not applicable

Item 9 Notice of Dissolution of Group:
     Not applicable

Item 10 Certification:
     By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9,1996

    Stewart Bainum
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SIGNATURE

Stewart Bainum, Vice Chairman of the Board
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NAME/TITLE



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